October 1, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re:	JetBlue Airways Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 5, 2010 File No. 000-49728
Dear Ms. Ravitz:
     This letter confirms that we are in receipt of your letter dated September 17, 2010. Pursuant to our conversations with Mr. Dobbie, we will file a written response to your letter on or before October 15, 2010. Thank you.
Very truly yours,
/s/ Eileen McCarthy
Eileen McCarthy
Director Corporate Counsel
JetBlue Airways Corporation